December 19, 2019

Geoff Wild
Chief Executive Officer
Atotech Ltd
William Street, West Bromwich
West Midlands, B70 0BG
United Kingdom

       Re: Atotech Ltd
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted December 10, 2019
           CIK No. 0001762459

Dear Mr. Wild:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to DRS Submitted December 10, 2019

Cover Page

1. We note your disclosure that substantially concurrently with the consummation of the offering, all outstanding preferred shares will be converted to common shares. Please revise to include the total number of outstanding preferred shares. Geoff Wild
FirstName LastNameGeoff Wild
Atotech Ltd
Comapany19, 2019
December NameAtotech Ltd
Page 2
December 19, 2019 Page 2
FirstName LastName
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Patrick H. Shannon